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                                                                Exhibit 11(a)(7)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated April 21, 1997 and the related Letter of Transmittal and is being made to all holders of Shares. The Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a state statute.
  If the Purchaser becomes aware of any state where the making of the Offer is prohibited, the Purchaser will make a good faith effort to comply with any such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any applicable statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Goldman, Sachs & Co. or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                      Notice of Offer to Purchase for Cash

                     All Outstanding Shares of Common Stock

                                       of

                         National Education Corporation

                                       at

                              $19.50 Net Per Share

                                       by

                          Nick Acquisition Corporation

                          a wholly-owned subsidiary of

                             Harcourt General, Inc.

         Nick Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Harcourt General, Inc., a Delaware corporation ("Harcourt"), is offering to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of National Education Corporation, a Delaware corporation (the "Company"), at a purchase price of $19.50 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 16, 1997, UNLESS THE OFFER IS EXTENDED.

         The Offer is conditioned upon, among other things, (1) Shares representing at least a majority of the total number of outstanding shares of Common Stock of the Company on a fully diluted basis (assuming conversion of all outstanding 6 1/2% Convertible Subordinated Debentures due 2011 of the Company and the exercise of all outstanding options) being validly tendered and not withdrawn prior to the expiration of the Offer, (2) the Agreement and Plan of Reorganization, dated as of March 12, 1997 (the "Sylvan Merger Agreement"), between the Company and Sylvan Learning Systems, Inc. ("Sylvan") having been terminated without any payments by or penalties to the Company (other than any applicable payments pursuant to Section 6.3 of the Sylvan Merger Agreement), (3) the Company not having entered into or effectuated any new or amended agreements with Sylvan or any other person or entity or otherwise having taken any action, including, without limitation, the declaration or payment of any dividend or other distribution on the Shares, having the effect of impairing the ability of the Purchaser to acquire the Company or otherwise diminishing the expected economic value to the Purchaser of the acquisition of the Company, (4) the Purchaser being satisfied, in its sole discretion, that the unaffiliated stockholder vote specified in the Company's Restated Certificate of Incorporation would not be required prior to the consummation of the Proposed Harcourt Merger (as defined below) and (5) the Purchaser being satisfied, in its sole discretion, that Section 203 of the Delaware General Corporation Law has been complied with in connection with the Purchaser's acquisition of the Company or is invalid or otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Harcourt Merger. The Offer is also subject to other terms and conditions. See the Introduction and Sections 1 and 14 of the Offer to Purchase.

         The Offer is not conditioned on obtaining financing.

         The purpose of the Offer and the Proposed Harcourt Merger is to acquire control of, and the entire equity interest in, the Company. The Purchaser currently intends, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger or similar business combination with the Purchaser (the "Proposed Harcourt Merger") pursuant to which each then outstanding Share (other than Shares owned by Harcourt or any of its wholly-owned subsidiaries, Shares held in the treasury of the Company and Shares held by stockholders who perfect appraisal rights under the Delaware General Corporation Law) would be converted into the right to receive cash in the same amount as received per Share in the Offer, and the Company would become a wholly-owned subsidiary of Harcourt. The consummation of the Proposed Harcourt Merger would be subject to a number of factors (including satisfaction of various conditions) discussed in the Introduction and in Sections 11 and 14 of the Offer to Purchase. Section 11 of the Offer to Purchase also discusses certain appraisal rights available to stockholders upon consummation of the Proposed Harcourt Merger.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting such payment to validly tendering stockholders. Under no circumstance will interest on the purchase price for Shares be paid, regardless of any delay in making such payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing Shares ("Share Certificates") or timely confirmation of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in
Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

         Subject to the applicable regulations of the Securities and Exchange Commission, the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the occurrence of any of the events specified in Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

         The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, May 16, 1997, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the time and date at which the Offer, as so extended by the Purchaser, shall expire.

         Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after June 20, 1997 (or such later date as may apply in case the Offer is extended). In order for a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares as set forth in the Share Certificate, if different from that of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the tendering stockholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the second sentence of this paragraph. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding.

         The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

         Requests are being made to the Company for the use of the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares by the Purchaser following receipt of such lists or listings from the Company, or by the Company, if it so elects.

         The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

         Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers listed below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent and copies will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Managers) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                        [MacKenzie Partners, Inc. LOGO]

                                156 Fifth Avenue

                            New York, New York 10010

                         (212) 929-5500 (call collect)

                                       or

                         Call Toll-Free (800) 322-2885

                     The Dealer Managers for the Offer are:

                              GOLDMAN, SACHS & CO.

                                85 Broad Street

                            New York, New York 10004

                                 (800) 323-5678

                                 April 21, 1997